SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934


                                EMPS Corporation
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                                (Name of Issuer)

                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)

                                    268711108
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                                 (CUSIP Number)

         Paul Roberts                        Ronald Poulton, Esq
         Apt. 22/23, Dostyk 29               Poulton & Yordan
         Almaty 480100                       136 East South Temple, Suite 1700-A
         Republic of Kazakhstan              Salt Lake City, Utah 84111
         7 3292 512420                       (801) 355-1341
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       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                               September 26, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 268711108                                            Page 2 of 4 Pages
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1.   NAME OF REPORTING PERSON
     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul Roberts
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [X]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS (See Instructions)

     OO
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
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NUMBER OF            7.      SOLE VOTING POWER 2,946,764
SHARES              ------------------------------------------------------------
BENEFICIALLY         8.       SHARED VOTING POWER 0
OWNED BY            -----------------------------------------------------------
EACH                 9.       SOLE DISPOSITIVE POWER 2,946,764
REPORTING           -----------------------------------------------------------
PERSON WITH          10.      SHARED DISPOSITIVE POWER 0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         2,946,764
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12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES (See Instructions)

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8%
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14.      TYPE OF REPORTING PERSON (See Instructions)

         IN
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

                                                               Page 3 of 4 pages


ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 (the "First Amendment") to the Statement on
Schedule 13D (the "Schedule 13D") originally filed on August 12, 2002, by Paul Roberts (the "Reporting Person") relates to the shares of common stock, par value $.001, ("Common Stock") of EMPS Corporation (the "Issuer"), whose principal executive offices are located at 2319 Foothill Boulevard, Suite 250, Salt Lake City, Utah 84109.

ITEM 4.  PURPOSE OF TRANSACTION

         The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         On September 26, 2003, the Reporting Person, and the individual grantors of that certain Voting Trust dated November 30, 2002, Asael T. Sorensen, Jr., Trustee, and the Issuer, on the one hand and Firebird Global Master Fund, Ltd., and Firebird Republics Fund, Ltd., (collectively the "Funds") on the other, entered into a Stock Purchase Agreement dated September 26, 2003. Pursuant to the Stock Purchase Agreement, the Funds acquired 304,000 shares of Common Stock from the Reporting Person for $304,000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         (a) As of September 26, 2003, the Reporting Person may be deemed to beneficially own 2,946,764 common shares or approximately 9.8% of the issued and outstanding shares of the Issuer.

         (b) Items 7-11 and 13 of the cover page of this First Amendment, which relate to the beneficial ownership of the shares of Common Stock by the Reporting Person, are incorporated by reference in response to this item.

         (c) The only transaction involving the Common Stock effected by the Reporting Person during the past 60 days is the sell of 304,000 shares of Common Stock to the Funds for $1.00 on September 26, 2003, pursuant to the Stock Purchase Agreement, as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 for a description of the Stock Purchase Agreement dated September 26, 2003.

                                                               Page 4 of 4 pages


ITEM 7.  EXHIBITS

         The information contained in Item 7 of the Schedule 13D is hereby amended to supplemented by adding the following information:

         Exhibit 2.        Stock Purchase Agreement dated September 26, 2003.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 6, 2003                                     /s/ Paul Roberts
                                                         -----------------------
                                                          Paul Roberts